Exhibit 99.1

Hamilton, Bermuda
March 31, 2025
Flex LNG Ltd (“Flex LNG” or the “Company”) (NYSE/OSE: FLNG) hereby announce that the Company’s Board of Directors, under the Chairmanship of Ola Lorentzon, has today accepted the resignation by Øystein Kalleklev from his role as Chief Executive Officer (CEO). Mr. Kalleklev joined Flex LNG in October 2017 and was appointed CEO in August 2018 and has thus been with the Company for exactly seven and a half years.
The Board has appointed Marius Foss, Chief Commercial Officer, as interim CEO. Mr. Kalleklev will however be available in an advisory capacity until end of the third quarter to ensure a smooth transition period.
“On behalf of the Board, I would like to express our appreciation for Øystein’s leadership and the lasting impact he has had on the company. Under his stewardship, the company has delivered strong performance and shareholder value creation. While we regret his decision to step down, we are grateful for his dedication and wish him all the very best in his future,” said Ola Lorentzon, Chairman of Flex LNG.

Øystein Kalleklev, outgoing CEO of Flex LNG, commented:
“I would like to thank everyone involved, particularly my good colleagues, for a fantastic journey with Flex LNG. Together during the last seven and a half years, we have built from scratch a first-class LNG shipping company which is uniquely positioned with a substantial contract backlog and a fortress balance sheet. After a long stint as CEO, I do however feel it’s about time for me to move on pursuing other opportunities. Hence, I am very glad that the Board has decided to appoint Marius Foss as interim CEO. Marius has been instrumental in the development and implementation of Flex LNGs commercial strategy since he joined the Company in 2018 so with him at the helm, Flex LNG is in very safe and capable hands.”

For further information, please contact:
Media contact: Mr. Øystein Kalleklev, Chief Executive Officer of Flex LNG Management
Investor and Analyst contact: Mr. Knut Traaholt, Chief Financial Officer of Flex LNG Management
Telephone: +47 23 11 40 00
Email: ir@flexlng.com